
April 22, 2022

Emmanuel Krakaris
President, Chief Executive Officer
Augmedix, Inc.
111 Sutter Street, Suite 1300
San Francisco, California 94104

> **Re: Augmedix, Inc.**
> **Registration Statement on Form S-3**
> **Filed April 15, 2022**
> **File No. 333-264337**

Dear Mr. Krakaris:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Janice Adeloye at 202-551-3034 or Katherine Bagley at 202-551-2545 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: John M. Rafferty